Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1 DATED APRIL 14, 2023
TO THE PROSPECTUS DATED APRIL 11, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 11, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of May 1, 2023;
•to disclose the calculation of our March 31, 2023 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of March 31, 2023, our portfolio consisted of 83% real estate properties, 13% real estate-related loans and securities, and the remainder in cash and cash equivalents. As of March 31, 2023, our real estate-related loans and securities consisted of 82 investments with an aggregate fair value of approximately $305 million. As of March 31, 2023, our real estate properties consisted of multifamily (56%), net lease (26%), single-family rental (7%), office (6%) and logistics (5%).

May 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2023 (and repurchases as of April 30, 2023) is as follows:

Transaction Price (per share)
Class S	$12.8583
Class I	$12.9469
Class D	$12.9538
Class T	$12.9469
The May 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
March 31, 2023 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2023 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of March 31, 2023 ($ and shares/units in thousands):

Components of NAV	March 31, 2023
Investments in real estate	$1,788,016
Investments in real estate-related loans and securities	305,304
Investments in unconsolidated entities	76,531
Cash and cash equivalents	37,107
Restricted cash	24,069
Other assets	87,088
Debt obligations	(1,036,239)
Accrued stockholder servicing fees(1)	(363)
Management fee payable	(1,195)
Dividend payable	(5,353)
Subscriptions received in advance	(13,553)
Other liabilities	(55,571)
Non-controlling interests in joint ventures	(21,035)
Net asset value	$1,184,806
Number of shares/units outstanding	91,981

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of March 31, 2023, we had accrued under GAAP approximately $29.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of March 31, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$474,922	$545,696	$1,355	$—	$118,970	$42,889	$974	$1,184,806
Number of shares/units outstanding	36,935	42,148	105	—	9,399	3,319	75	91,981
NAV Per Share/Unit as of March 31, 2023	$12.8583	$12.9469	$12.9538	$—	$12.6584	$12.9215	$12.9215

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of March 31, 2023, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.7%	5.2%
Net Lease	6.1%	4.4%
Office	8.3%	6.8%
Logistics	6.5%	5.4%
Single-Family Rental	6.6%	5.4%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Net Lease Investment Values	Office Investment Values	Logistics Investment Values	Single-Family Rental Investment Values
Discount Rate	.25% Decrease	2.1%	2.0%	2.1%	1.9%	2.4%
(weighted average)	.25% Increase	(1.8)%	(2.2)%	(2.1)%	(1.9)%	(1.6)%
Exit Capitalization Rate	.25% Decrease	3.3%	4.0%	2.4%	3.2%	3.2%
(weighted average)	.25% Increase	(2.8)%	(3.6)%	(2.2)%	(3.0)%	(2.4)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2023 ($ and shares/units in thousands):

Components of NAV	February 28, 2023
Investments in real estate	$1,794,239
Investments in real estate-related loans and securities	348,869
Investments in unconsolidated entities	78,167
Cash and cash equivalents	52,808
Restricted cash	13,749
Other assets	36,644
Debt obligations	(1,034,129)
Accrued stockholder servicing fees(1)	(325)
Management fee payable	(1,237)
Dividend payable	(5,365)
Subscriptions received in advance	(3,915)
Other liabilities	(32,145)
Non-controlling interests in joint ventures	(21,561)
Net asset value	$1,225,799
Number of shares/units outstanding	93,195

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of February 28, 2023, we had accrued under GAAP approximately $29.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of February 28, 2023, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2023 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$494,549	$567,552	$1,068	$—	$118,058	$43,583	$989	$1,225,799
Number of shares/units outstanding	37,666	42,934	81	—	9,135	3,304	75	93,195
NAV Per Share/Unit as of February 28, 2023	$13.1299	$13.2192	$13.2047	$—	$12.9231	$13.1923	$13.1923

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of February 28, 2023, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 27,088,215 shares of our common stock (consisting of 19,806,083 Class S shares, 7,154,118 Class I shares and 128,014 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $362,040,938 and (ii) 2,091,297 shares of our common stock (consisting of 1,127,852 Class S shares, 963,406 Class I shares and 39 Class D shares; no Class T shares had been issued or sold as of the applicable date) pursuant to our distribution reinvestment plan for a total value of $28,145,397. We intend to continue selling shares in the Offering on a monthly basis.